February 9, 2017

Mr. Brian Cascio

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Reference:	Graham Corporation

Form 10-K for the fiscal year ended March 31, 2016

Filed June 1, 2016

File No.: 001-08462

Dear Mr. Cascio:

Below please find Graham Corporation’s (the “Company’s”) response to the comment provided by the Staff of the Securities and Exchange Commission in its letter dated January 27, 2017, relating to the above-captioned Annual Report on Form 10-K (the “2016 10-K”).

The caption and numbered paragraph set forth below corresponds to the caption and numbered paragraph contained in the Staff’s January 27, 2017 letter. For your convenience, we have also included in this response letter, in italicized text, the full text of the comments contained in the Staff’s January 27, 2017 letter.

Staff Comments and Responses of the Company

Form 10-K for the Fiscal Year Ended March 31, 2016

Report of Independent Registered Public Accounting Firm, pages 57, 58 and 62

In each of the reports of your Independent Registered Public Accounting Firm your auditor refers to its other reports dated May 31, 2016 although the reports are each dated June 1, 2016. Please file an amendment to include the revised audit reports that correctly indicate that the reports are each dated June 1, 2016.

Response:

The Company reviewed the original, manually signed reports of our Independent Registered Public Accounting Firm for each of the reports noted in the comment above and confirmed that the correct date of June 1, 2016 was referenced in each of the reports. In addition, the Company noted that the incorrect date was also referenced in the Consent of Independent Registered Public Accounting Firm included as Exhibit 23.1 in the Form 10-K for the fiscal year ended March 31, 2016. The Company confirmed that the original, manually signed consent also referenced the correct date. The typographical errors included in the filed Form 10-K for the fiscal year ended March 31, 2016 have been corrected and the revised reports, including the consents, were filed on February 8, 2017 as Amendment 1 on Form 10-K/A for the fiscal year ended March 31, 2016.

Graham Corporation, 20 Florence Avenue, Batavia, NY 14020 USA

Phone: 585-343-2216 Fax: 585-343-1097 email: equipment@graham-mfg.com Web site: www.graham-mfg.com

February 9, 2017

Please contact the undersigned should you have any questions regarding this letter or its contents.

Respectively submitted,

Graham Corporation

/s/ Jeffrey F. Glajch

Jeffrey F. Glajch
Vice President-Finance & Administration,
Chief Financial Officer and Corporate Secretary

cc	Julie Sherman, Senior Accountant, Securities and Exchange Commission

Jeanne Bennett, Securities and Exchange Commission

Geoffrey Kruczek, Senior Attorney, Securities and Exchange Commission

Tom Jones, Securities and Exchange Commission

James R. Lines, President and Chief Executive Officer, Graham Corporation

Gerard T. Mazurkiewicz, Audit Committee Chairman, Graham Corporation

Timothy Culhane, Deloitte & Touche LLP

Brian Brockmann, Deloitte & Touche LLP

Daniel R. Kinel, Esq., Harter Secrest & Emery LLP

Graham Corporation, 20 Florence Avenue, Batavia, NY 14020 USA

Phone: 585-343-2216 Fax: 585-343-1097 email: equipment@graham-mfg.com Web site: www.graham-mfg.com